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Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

December 6, 2006

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Foamex International Inc.
File Number 333-138180

Response to SEC Comment Letter dated November 24, 2006

Ladies and Gentlemen:

        On behalf of Foamex International Inc., a Delaware corporation (the "Company"), we submit in electronic form for filing the accompanying Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-1 (the "Registration Statement") of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the "Commission") on October 24, 2006.

        Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the "Staff") in a letter from Pamela A. Long, dated November 24, 2006 (the "Comment Letter"). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No.1 and to the prospectus included therein (the "Prospectus" or "Amendment No. 1", as applicable).

        The Company's responses to the Staff's comments are as follows:

General

  1.
  Please confirm that your offering will be open for no more than 30 days. Alternatively, revise your cover page to indicate that you are offering rights on a delayed or continuous basis pursuant to Rule 415 and revise your document to provide the undertakings set forth in Item 512(a) of Regulation S-K. Refer to paragraphs (a)(1)(ix) and (a)(3) of Rule 415 of Regulation C.

Response to Comment 1

        The Company does not expect that the rights offering will be open for more than 30 days.

  2.
  Please revise your document to clarify whether you have already purchased the put option or sold the call option, as we note references throughout the registration statement that you or the Significant Equityholders "will purchase" or "purchased" the put and call, respectively.

Response to Comment 2

        The Registration Statement has been revised to reflect that the Company purchased the put option on November 30, 2006 following the Bankruptcy Court's November 27, 2006 approval of the equity commitment agreement and the payment of related premiums. See pp. 5, 20 and 43. The Company believes the Registration Statement makes it clear that the call option will be purchased by the Significant Equityholders under the Plan on or prior to the effective date of the Plan.

Cover Page

  3.
  Please disclose on the cover page the maximum number of shares of common stock issuable upon exercise of the rights. See Regulation S-K, Item 501(b)(2).

Response to Comment 3

        The Registration Statement has been revised to disclose on the cover page of the prospectus that the maximum number of shares of common stock issuable upon exercise of the rights is approximately 66.7 million. In addition, 1.5 million shares will be issued upon the conversion of the Company's outstanding Series B preferred stock, for a total new issuance of 68.2 million shares. This disclosure is repeated on p. 11.

  4.
  You state that the prospectus is being delivered to the Significant Equityholders to cover any shares of common stock purchased under the call option. Since it appears that you already have an understanding with the Significant Equityholders with regard to shares they will purchase under call option as well as the rights they receive, we believe that you have an ongoing private offering that must be completed privately. Accordingly, the Significant Equityholders should not receive registered shares upon exercise of their rights or the call option. Please revise your disclosure to clarify that the prospectus that forms a part of this registration statement does not cover shares offered to the Significant Equityholders. We note that the prospectus contains disclosure that it does not cover resales of these shares.

Response to Comment 4

        The Registration Statement has been revised to reflect that any shares the Significant Equityholders purchase in the rights offering or under the call option will be offered through a private placement transaction. The Registration Statement has been further revised to clarify that the prospectus that forms a part of the Registration Statement does not cover shares offered to the Significant Equityholders. See pp. Prospectus cover (footnote to the table), 4-5, 11-12, 20 and 30.

Table of Contents, page i

  5.
  We note the statement contained in the first sentence of the paragraph that immediately precedes the table of contents. If you intend to use any free writing prospectuses, you should consider revising this statement, as you will be liable for, and investors will be entitled to rely upon, that information.

Response to Comment 5

        The Company has modified the sentence to include any free writing prospectuses that it may use. See p. i.

Questions and Answers About the Rights Offering, page 1

  6.
  Please revise your discussion of how you determined the exercise price to specify the "number of factors" that you considered in establishing the $2.25 per share price. Similarly revise the risk factor appearing on page 17.

Response to Comment 6

        The Company has revised the Registration Statement to provide the requested disclosure. See pp. 4 and 17.

Risk Factors, page 16

Risks Relating to Our Business and Operations, page 20

Our ability to utilize our net operating loss carryforwards may be limited, page 21

  7.
  Please revise to disclose the date you requested rulings from the IRS. Please update the disclosure under this heading as appropriate.

Response to Comment 7

        The Company has revised the Registration Statement to provide the requested disclosure. See pp. 21, 65 and 67.

Certain Relationship and Related Transactions, page 42

Equity Commitment Agreement, page 42

  8.
  Please clarify that you have disclosed all material conditions to the Significant Equityholders' obligations under the Equity Commitment Agreement.

Response to Comment 8

        The Company has revised the Registration Statement to provide the requested disclosure. See pp. 45.

Plan of Distribution, page 58

  9.
  Please revise to indicate whether the persons conducting the offering will register as broker-dealers under Section 15 of the Securities Exchange Act of 1934 or, alternatively, disclose the exemption from registration on which they intend to rely and explain the basis for the claimed exemption.

Response to Comment 9

        As is disclosed in the "Plan of Distribution" section (p. 60), the offering will be conducted solely by the Company, which has not engaged any brokers, dealers or underwriters to solicit participation in the rights offering.

        Accordingly and in response to the Staff's comment, the Company has revised the Plan of Distribution section to remove references to the Significant Equityholders. We also have clarified in various places in the Registration Statement (pp. 5 and 12) that the Significant Equityholders are not soliciting participation by the holders in the rights offering or engaging in any other marketing or sales activity in connection therewith.

United States Federal Income Tax Considerations, page 59

  10.
  Please delete your statement that the disclosure appearing under this heading "is for general purposes only and does not purport to be a complete analysis or listing of all potential federal income tax consequences" and similar language where it appears in this section of your prospectus. In addition, as the tax consequences of the proposed transactions appear to be material with respect to NOL carryforwards, please tell us what consideration you gave to obtaining and filing a tax opinion pursuant to Item 601(b)(8) of Regulation S-K.

Response to Comment 10

        The Company has deleted the referenced sentence and similar language where it appears in the section. See pp. 61 and 67. In addition, after consideration of the relevant facts and circumstances, the

Company does not believe that a tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K. As disclosed in the Registration Statement on page 65, certain issues relating to the treatment of NOL carryforwards by the Company are the subject of a current ruling request from the IRS. The circumstances relating to the NOL issue are highly factual in nature. The Company cannot predict whether the IRS will rule in the Company's favor and whether any ruling will be issued prior to the expiration date of the rights offering or the effective date of the Plan. The Registration Statement contains disclosure which describes the tax consequences to the Company that would result from an unfavorable ruling as well as the related investment risks to stockholders. It is the view of tax counsel to the Company that an opinion would be inappropriate in these circumstances and is not typically rendered when the circumstances affecting the relevant tax issues are factual in nature.

Legal Matters, page 66

  11.
  Please revise to state in your prospectus that counsel will opine that the rights being issued shall be the binding obligations of the company.

Response to Comment 11

        The Company is not registering the rights, which it is distributing at no cost to its stockholders as of the record date, and the rights are not transferable by the recipient. Accordingly, the opinion of counsel regarding the legality of the securities being registered would not include the requested opinion.

*    *    *    *

        If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3296 or Emilio Mena Jr. at (212) 373-3487.

Sincerely,
/s/ BRIAN S. KORN Brian S. Korn
cc:
Gregory J. Christian, Esq.
    Foamex International Inc.
Judith R. Thoyer, Esq.
    Paul, Weiss, Rifkind, Wharton & Garrison LLP

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Foamex International Inc. File Number 333-138180